Exhibit 2.2
EXECUTION COPY
FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER
     THIS FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made as of this 27th day of May, 2008, among AngloGold Ashanti Limited, a corporation organized under the laws of the Republic of South Africa (“Parent”), AngloGold Ashanti USA Incorporated, a Delaware corporation (“Member”), GCGC LLC, a Colorado limited liability company and a direct wholly owned subsidiary of Member (“Merger Sub,” and, together with Parent and Member, the “Parent Parties”) and Golden Cycle Gold Corporation, a Colorado corporation (“Target”).
     WHEREAS, on January 11, 2008, the Parent Parties and Target entered into an Agreement and Plan of Merger (the “Merger Agreement”); and
     WHEREAS, the Parent Parties and Target desire to amend the Merger Agreement.
     NOW THEREFORE, in consideration of the mutual agreements contained in the Merger Agreement and in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     1. The Merger Agreement is hereby amended to replace Section 3.1(b) with the following:
     “(b) Subject to Section 3.2(i), each issued and outstanding Target Common Share (other than Target Common Shares cancelled pursuant to Section 3.1(a)) shall be automatically converted into the right to receive 0.3123 (the “Exchange Ratio”) American Depositary Shares of Parent (each, an “ADS”) rounded up to the next whole ADS, with each whole ADS representing one ordinary share, par value 25 South African cents per share, of Parent (the “Parent Ordinary Shares”). The ADSs to be issued for each Target Common Share pursuant to this Agreement are referred to herein as the “Common Conversion Consideration.” All such Target Common Shares, when so converted, shall be retired, shall cease to be outstanding and shall automatically be cancelled, and the holder of a certificate that, immediately prior to the Effective Time, represented such Target Common Shares (a “Stock Certificate”), shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Stock Certificate in accordance with Section 3.2, the Common Conversion Consideration, without interest (the “Merger Consideration”), and any amounts payable pursuant to Section 3.2(d). Notwithstanding the foregoing, if between the Agreement Date and the Effective Time, the ADSs or Target Common Shares are changed into a different number of shares or a different class because of any stock dividend or distribution, subdivision, reorganization, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be appropriately adjusted to reflect such event.
     2. The Merger Agreement is hereby amended to replace Section 3.2 with the following:

     “3.2 Surrender and Payment.
     (a) Exchange Agent and Exchange Fund. Parent shall authorize one or more transfer agent(s) to act as exchange agent hereunder (the “Exchange Agent”) with respect to the Merger. At or prior to the Effective Time, Parent shall: (i) deposit, or cause to be deposited, with The Bank of New York, as depositary for the ADSs, or any successor depositary thereto, a number of Parent Ordinary Shares equal to the aggregate number of ADSs to be issued as Common Conversion Consideration and the Option Consideration; and (ii) deposit, or cause to be deposited, with the Exchange Agent the receipts representing such aggregate number of ADSs (the “Exchange Fund”). The Exchange Agent shall deliver the applicable Merger Consideration in exchange for surrendered Stock Certificates pursuant to Section 3.1 out of the Exchange Fund and shall deliver any Option Consideration pursuant to Section 3.3 out of the Exchange Fund. Except as contemplated by Section 3.2(d), the Exchange Fund shall not be used for any other purpose.
     (b) Exchange Procedures. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of a Stock Certificate a letter of transmittal (which shall specify that delivery will be effected, and risk of loss and title to the Stock Certificates shall pass, only upon delivery of the Stock Certificates to the Exchange Agent and shall be in a form and have such other provisions as Parent and Target may reasonably specify) for use in the exchange contemplated by Section 3.1 and instructions for use in effecting the surrender of Stock Certificates for payment therefor in accordance with this Agreement (together, the “Exchange Instructions”). Upon surrender of a Stock Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to the Exchange Instructions, the holder of such Stock Certificate shall be entitled to receive in exchange therefor ADSs (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of ADSs that such holder has the right to receive pursuant to Section 3.1 and Section 3.2(i), plus any amount payable pursuant to Section 3.2(d).
     (c) Transferred Target Common Shares. If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of Target Common Shares represented by the Stock Certificate(s) surrendered in exchange therefor, no such issuance or payment shall be made unless (i) the Stock Certificate(s) so surrendered have been properly endorsed and otherwise are in proper form for transfer and (ii) the Person requesting such issuance has paid to the Exchange Agent any transfer or other Taxes required as a result of such issuance to a Person other than the registered holder or established to the Exchange Agent’s satisfaction that such Tax has been paid or is not applicable.
     (d) Dividends and Distributions on ADSs. No dividends or other distributions declared or made with respect to ADSs with a record date after the Effective Time shall be paid to the holder of any unsurrendered Stock Certificate with respect to the ADSs that such holder would be entitled to receive upon surrender of such Stock Certificate in accordance with Sections

3.1 or 3.2(i). Following surrender of any such Stock Certificate, there shall be paid to such holder of ADSs issuable in exchange therefor, without interest, (a) as soon as practicable after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such ADSs, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such ADSs. For purposes of dividends or other distributions in respect of ADSs, all ADSs to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such ADSs were issued and outstanding as of the Effective Time.
     (e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Target Common Shares one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s Stock Certificates in accordance with this Section 3.2 prior to that time shall thereafter look only to the Surviving Entity, as a general creditor thereof, to exchange such Stock Certificates pursuant to Section 3.1 or 3.2(i) or to pay amounts to which such holder is entitled pursuant to Section 3.2(d). Neither Parent nor the Surviving Entity shall be liable to any holder of Target Common Shares for any such ADSs (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.
     (f) Lost Certificates. If any Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration payable in respect of the Target Common Shares represented by such Stock Certificate, without interest.
     (g) Withholding. Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Target Common Shares or Target Stock Options such amounts as Parent, the Surviving Entity or the Exchange Agent determine is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Target Common Shares or Target Stock Options, as applicable, in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as the case may be.
     (h) Shares Held by Target Affiliates. Notwithstanding anything to the contrary herein, no ADSs shall be issued in exchange for any Stock Certificate to any affiliate of

Target (identified pursuant to Section 7.16) until such Person shall have delivered to Parent a duly executed Affiliate Letter as contemplated by Section 7.16 (if such Section is in effect).
     (i) No Fractional Shares. No certificates or scrip or fractional ADSs or book-entry credit representing such fractional share interests shall be issued upon the surrender of Stock Certificates or cancellation of Target Stock Options. Each holder of Target Common Shares exchanged or Target Stock Options cancelled pursuant to this Article III who would otherwise have been entitled to receive a fraction of an ADS (after taking into account all Stock Certificates delivered by such holder and all Target Stock Options cancelled in respect of such holder) shall receive, in lieu of such fractional share, one ADS. The parties acknowledge that rounding up fractional ADSs was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional ADSs.”
     3. The Merger Agreement is hereby amended to replace Section 3.3 with the following:
     “3.3 Stock Options. Prior to the Effective Time, Target and Parent shall take all such action as may be necessary to cause each unexpired and unexercised option to purchase Target Common Shares (a “Target Stock Option”) granted under Target’s 1992 Stock Option Plan (the “1992 Plan”), 1997 Officers’ & Directors’ Stock Option Plan (the “1997 Plan”) and the 2002 Stock Option Plan (the “2002 Plan” and, together with the 1992 Plan and 1997 Plan, the “Target Stock Option Plans”) which is outstanding immediately prior to the Effective Time, whether vested or unvested, to be automatically cancelled, effective as of the Effective Time, in exchange for a number of ADSs (less any applicable income or employment Tax withholding as provided in Section 3.2(g)) based on the following net exercise value calculation (adjusted for lost opportunity cost based on a Black Scholes valuation (the “Black Scholes Adjustment”)):

X	=	A*B*C+A*D-A*E

C

Or X = A*(B*C+D-E)/C
     Where:

X =	Number of ADSs Issuable for Target Stock Option

A =	Number of Target Company Shares Acquirable Upon Exercise of Target Stock Option

B =	Exchange Ratio

C =	Average of the per share closing prices as reported by the New York Stock Exchange of ADSs for the twenty consecutive trading days ending on the day prior to the Target Meeting (the “ADS Market Price”)

D =	Black Scholes Adjustment of $1.23

E =	Option Exercise Price
Provided, however, that if the exercise price per share of any such Target Stock Option is greater than or equal to the ADS Market Price multiplied by the Exchange Ratio, then such Target Stock Option shall be exchanged for the aggregate number of ADSs (less any applicable income or employment Tax withholding as provided in Section 3.2(g)) equal to (i) the number of Target Company Shares acquirable upon exercise of Target Stock Option multiplied by (ii) $1.23 divided by (iii) the ADS Market Price.
     Prior to the Closing, Target shall take or cause to be taken any and all actions reasonably necessary and shall use its commercially reasonable efforts to obtain the consent of each holder of a Target Stock Option (which consent shall also include a release of any claims in connection with the Target Stock Options following payment in accordance with this Section 3.3), to give effect to the treatment of Target Stock Options pursuant to this Section 3.3. Promptly following the Effective Time, the Exchange Agent shall deliver the Option Consideration to each holder of Target Stock Options. Upon the Effective Time, the Target Stock Option Plans shall terminate and be of no further force or effect.”
     4. The Merger Agreement is hereby amended to delete Section 5.12 in its entirety.
     5. The Merger Agreement is hereby amended to replace Section 8.2(h) with the following:
     “(h) Parent shall have received evidence reasonably satisfactory to it that the aggregate amount of all unpaid costs and expenses incurred by Target or its Subsidiaries in connection with this Agreement and the Transactions is not in excess of $275,000 (it being understood and agreed that any costs and expenses that Target shall pay from its available cash at Closing shall be considered paid from such available cash for purposes of this Section 8.2(h)); and”
     6. The Merger Agreement is hereby amended to add the following as Section 8.2(i):
     “(i) Parent shall have received a release, in form and substance acceptable to Parent, from each holder of Target Stock Options that, upon receipt of the amounts set forth in Section 3.3, all Target Stock Options shall be cancelled and no further amounts shall be owing in respect of the thereof or the Target Stock Option.”

     7. The Merger Agreement is hereby amended to replace Section 10.1(b) with the following:
     “(b) by either Parent or Target, if the Effective Time has not occurred on or before June 30, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date; provided, further, that the Termination Date shall be July 15, 2008 if either (i) the Proxy Statement/Prospectus has not been mailed to Target’s shareholders on or before June 2, 2008 or (ii) the Target Meeting is not convened on or before June 30, 2008;”
     8. The Merger Agreement is hereby amended to delete the following defined term from Section 12.2:

Term	Section
Substituted Option	3.3	(a)
     9. The Merger Agreement is hereby amended to add the following defined terms to Section 12.2:

Term	Section
Option Consideration	3.3
Option Value	3.3
     10. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.
     11. This Amendment shall be construed, interpreted, and governed in accordance with the laws of the state of Colorado, without reference to rules relating to conflicts of law.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first set forth above.

ANGLOGOLD ASHANTI LIMITED
By:	/s/ Donald C. Ewigleben
	Name:	Donald C. Ewigleben
	Title:	Senior Vice President -- Corporate Development and Executive Counsel

ANGLOGOLD ASHANTI USA INCORPORATED
By:	/s/ Donald C. Ewigleben
	Name:	Donald C. Ewigleben
	Title:	Vice President

GCGC LLC By: AngloGold Ashanti USA Incorporated Its: Sole Member
By:	/s/ Peter O’Connor
	Name:	Peter O’Connor
	Title:	Vice President and Secretary

GOLDEN CYCLE GOLD CORPORATION
By:	/s/ R. Herbert Hampton
	Name:	R. Herbert Hampton
	Title:	President, Chief Executive Officer and Treasurer